Exhibit 99.1

SouFun Announces Third Quarter 2013 Results

BEIJING, China, November 7, 2013 – SouFun Holdings Limited (NYSE: SFUN) (“SouFun”), the leading real estate Internet portal in China, announced today its unaudited financial results for the third quarter of 2013.

Third Quarter 2013 Highlights

•	Revenue in the third quarter of 2013 was $185.0 million, a 45.4% increase from the corresponding period in 2012.

•	Operating income in the third quarter of 2013 was $110.6 million, a 65.5% increase from the corresponding period in 2012. Non-GAAP operating income in the third quarter of 2013 was $112.3 million, a 64.3% increase from the corresponding period in 2012.

•	Net income attributable to SouFun’s shareholders was $102.7 million, representing a year-over-year increase of 108.9%. Fully diluted earnings per share were $1.22, increased 100% from the corresponding period in 2012.

•	Non-GAAP net income attributable to SouFun’s shareholders was $96.6 million, representing a year-over-year increase of 72.0%. Non-GAAP fully diluted earnings per share were $1.15, increased 64.3% from the corresponding period in 2012.

“We are proud of delivering another solid quarter and our 13th straight growth and above guidance quarter since SouFun’s IPO.” said Vincent Mo, Executive Chairman of SouFun. “Wireless and other new products and services are starting to bring extra income to the company while our leading internet businesses are still in their strong growth seasons and far from reaching maturity. We will continue to explore new lines of businesses by investing in technologies and product development and working with strategic partners for SouFun’s future growth and our shareholders’ long-term value.”

Third Quarter 2013 Results

Revenues

SouFun reported total revenue of $185.0 million in the third quarter of 2013, representing an increase of 45.4% from the corresponding period in 2012, primarily driven by the growth in listing services and SouFun membership e-commerce services.

Revenue from marketing services was $86.5 million in the third quarter of 2013, an increase of 8.5% from $79.7 million in the corresponding period in 2012.

Revenue from e-commerce services was $49.7 million in the third quarter of 2013, a 94.2% increase from $25.6 million in the same period in 2012, primarily due to expansion of SouFun membership services in existing and new cities.

Revenue from listing services was $46.3 million in the third quarter of 2013, an increase of 128.0% from $20.3 million for the corresponding period in 2012, primarily due to increased paying agent subscribers.

Revenue from other value-added services was $2.6 million in the third quarter of 2013, an increase of 57.5% from $1.6 million in the corresponding period in 2012.

Cost of Revenue

Cost of revenue was $28.5 million in the third quarter of 2013, an increase of 37.0 % from $20.8 million in the corresponding period in 2012. The increase in cost of revenue was mainly driven by the increase in staff costs and taxes.

Gross margin was 84.6% in the third quarter of 2013, compared to 83.6% in the corresponding period in 2012.

Operating Expenses

Operating expenses were $46.2 million in the third quarter of 2013, an increase of 16.6% from $39.6 million for the corresponding period in 2012, reflecting effective cost control.

Selling expenses were $25.4 million in the third quarter of 2013, an increase of 23.1% from $20.6 million in the corresponding period in 2012, primarily due to increased staff cost.

General and administrative expenses were $20.7 million in the third quarter of 2013, an increase of 9.5% from $18.9 million in the corresponding period in 2012, primarily due to increased staff cost.

Operating Income

Operating income was $110.6 million in the third quarter of 2013, an increase of 65.5% from $66.8 million in the corresponding period in 2012, driven by revenue growth and effective cost control.

Income Tax Expenses

Income tax expense was $14.2 million in the third quarter of 2013, a 29.2% decrease compared to $20.0 million for the corresponding period in 2012. The decrease was primarily due to a one-time benefit of $15.1 million resulting from certain subsidiaries being now subject to a lower dividend-related withholding tax rate.

Net Income and EPS

Net income attributable to SouFun’s shareholders was $102.7 million in the third quarter of 2013, a 108.9% increase from $49.2 million in the corresponding period in 2012. Fully diluted earnings per share were $1.22 in the third quarter of 2013, doubled from $0.61 in the corresponding period in 2012.

Adjusted EBITDA

Adjusted EBITDA, defined as non-GAAP net income before income taxes, interest expenses, interest income, depreciation and amortization, was $117.6 million in the third quarter of 2013, an increase of 67.4% as compared to $70.2 million in the corresponding period in 2012.

Cash

As of September 30, 2013, SouFun had cash, cash equivalents, and short-term investments (excluding the available-for-sale security) of $320.7 million, compared to $143.6 million as of December 31, 2012. Cash flow from operating activities was $126.3 million in the third quarter of 2013, a 123.7% increase from $56.4 million in the same period in 2012.

Business Outlook

SouFun raises its total revenue guidance for 2013 from between $538.0 million and $548.0 million to between $605.0 million and $615.0 million, or from a year-over-year increase of between 25.0% and 27.5% to between 40.6% and 42.9%. This forecast reflects SouFun’s current and preliminary view, which is subject to change.

Conference Call Information

SouFun’s management team will host a conference call on November 7, 2013 at 8 a.m. U.S. Eastern Daylight Time (9 p.m. Beijing/Hong Kong time).

The dial-in details for the live conference call are:

International Toll:	+65 6723 9381

International Toll-Free:

Hong Kong	800 930 346

United States	+1 866 519 4004

Toll Dial-In:

Mainland China	+86-400-620-8038 / +86-800-819-0121

Conference ID: 89920619

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call at 11:00 a.m. U.S. Eastern Daylight Time on November 7 through November 14, 2013. The dial-in details for the telephone replay are:

International Toll:	+61-2-8199-0299

Toll-Free:

Mainland China	400-632-2162/ 800-870-0206

Hong Kong	800-963-117

United States	1-855-452-5696

Conference ID: 89920619

A live and archived webcast of the conference call will be available on SouFun’s website at http://ir.soufun.com.

About SouFun

SouFun operates the leading real estate Internet portal in China in terms of the number of page views and visitors to its websites. Through our websites, we provide marketing, e-commerce, listing and other value-added services for China’s fast-growing real estate and home furnishing and improvement sectors. Our user-friendly websites support active online communities and networks of users seeking information on, and other value-added services for, the real estate and home-related sectors in China. SouFun currently maintains about 100 offices to focus on local market needs and its website and database contains real estate related content covering more than 320 cities in China. For more information about SouFun, please visit http://ir.soufun.com.

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions. Statements that are not historical facts, including statements about SouFun’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, SouFun’s limited operating history, the current global financial and credit markets crisis and its potential impact on the Chinese economy, measures taken or to be taken by the Chinese government to control real estate growth and prices and other events which could recur in the future.

Further information regarding these and other risks and uncertainties is included in SouFun’s annual report on form 20-F and other documents filed with the U.S. Securities and Exchange Commission. SouFun does not assume any obligation to update any forward-looking statements in this release and elsewhere, which apply only as of the date of this press release.

About Non-GAAP Financial Measures

To supplement SouFun’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), SouFun uses in this press release the following measures defined as non-GAAP financial measures by the United States Securities and Exchange Commission: (1) operating income, (2) net income and (3) basic and diluted earnings per ordinary share. The presentation of the non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP and non-GAAP Results” set forth at the end of this press release.

SouFun believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding its operating performance by excluding share-based compensation expenses and the related tax effects, as well as realized gain on available-for-sale security for the three months ended June 30, 2013, which (1) may not be indicative of SouFun’s recurring core business operating results or (2) are not expected to result in future cash payments. These non-GAAP financial measures also facilitate management’s internal comparisons to SouFun’s historical performance and assist its financial and operational decision making. A limitation of using these non-GAAP financial measures is that share-based compensation has been and will continue to be a significant recurring expense that will continue to exist in SouFun’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliation between non-GAAP financial measures and their most directly comparable GAAP financial measures.

For investor and media inquiries, please contact:

Mr. Hong Zhao

Vice President of Finance

SouFun Holdings Limited

Phone: +86-10-5631-8707

Email: hongzhao@soufun.com

Or

Ms. Yiwen Zhang

Investor Relations Manager

SouFun Holdings Limited

Phone: +86-10-5631 8659

E-mail: zhangyiwen@soufun.com

SouFun Holdings Limited

Condensed Consolidated Balance Sheets

(U.S. dollars in thousands, except as noted)

	Sep 30,	Dec 31,
	2013	2012
	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	294,382	118,167
Restricted cash, current	216,623	—
Short-term investments	26,320	26,841
Accounts receivable, net	63,400	30,029
Funds receivable	55,659	7,600
Prepayment and other current assets	33,349	9,226
Deferred tax assets, current	2,977	2,734

Total current assets	692,710	194,597

Non-current assets:
Property and equipment, net	221,258	79,564
Restricted cash, non-current	292,525	391,416
Deferred tax assets, non-current	5,526	1,723
Deposit for non-current assets	—	8,750
Prepayment for BaoAn acquisition	—	111,367
Other non-current assets	11,503	13,744

Total non-current assets	530,812	606,564

Total assets	1,223,522	801,161

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans	270,670	270,670
Deferred revenue	129,910	65,871
Accrued expenses and other liabilities	121,368	89,306
Customers’ refundable fees	79,288	18,449
Income tax payable	33,766	23,659
Amounts due to a related party	338	—

Total current liabilities	635,340	467,955
Non-current liabilities:
Long-term loans	180,750	80,750
Deferred tax liabilities, non-current	86,167	64,947
Other non-current liabilities	475	—

Total non-current liabilities	267,392	145,697

Total Liabilities	902,732	613,652

Equity:
Class A ordinary shares, par value Hong Kong Dollar (“HK$”) 1 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, and 57,196,844 shares and 56,013,735 shares issued and outstanding as at September 30, 2013 and December 31, 2012, respectively	7,344	7,192
Class B ordinary shares, par value HK$1 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, and 24,336,650 shares and 24,336,650 shares issued and outstanding as at September 30, 2013 and December 31, 2012 , respectively	3,124	3,124
Additional paid-in capital	84,748	69,637
Accumulated other comprehensive income	36,437	23,974
Retained earnings	188,423	82,952

Total SouFun shareholders’ equity	320,076	186,879
Noncontrolling interests	714	630

Total equity	320,790	187,509

TOTAL LIABILITIES AND EQUITY	1,223,522	801,161

SouFun Holdings Limited

Condensed Consolidated Statements of Comprehensive Income

(in thousands of U.S. dollars, except share data and per share data)

	Three months ended
	September 30, 2013	September 30, 2012
Revenues:
Marketing services	86,485	79,717
E-commerce services	49,694	25,590
Listing services	46,311	20,312
Other value-added services	2,558	1,624

Total revenues	185,048	127,243
Cost of revenues:
Cost of services	(28,532)	(20,819)

Total cost of revenues	(28,532)	(20,819)

Gross Profit	156,516	106,424
Operating expenses and income:
Selling expenses	(25,415)	(20,647)
General and administrative expenses	(20,739)	(18,938)
Other income	274	—
Operating Income	110,636	66,839
Foreign exchange gain	—	23
Interest income	7,532	4,995
Interest expense	(3,632)	(2,826)
Government grants	2,391	181

Income before income taxes and noncontrolling interests	116,927	69,212

Income tax expenses
Income tax expenses	(14,186)	(20,042)

Net income	102,741	49,170
Net income attributable to noncontrolling interests	1	—
Net income attributable to SouFun Holdings Limited’s shareholders	102,740	49,170

Other comprehensive income, net of tax
Foreign currency translation	3,524	(842)
Unrealized gain on available-for-sale security	—	200

Other comprehensive income, net of tax	3,524	(642)

Comprehensive income	106,265	48,528

Comprehensive income attributable to noncontrolling interests	1	—
Comprehensive income attributable to SouFun Holdings Limited’s shareholders	106,264	48,528

Basic	1.31	0.64
Diluted	1.22	0.61
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	78,217,258	76,906,873
Diluted	84,240,621	80,532,484

SouFun Holdings Limited

Reconciliation of GAAP and Non-GAAP Results

(in thousands of U.S. dollars, except share data and per share data)

	Three months ended
	Sep. 30, 2013	Sep. 30, 2012
GAAP income from operations	110,636	66,839
Share-based compensation expense	1,711	1,531
Non-GAAP income from operations	112,347	68,370
GAAP net income	102,741	49,170
One-off tax benefit	(15,101)	—
Withholding tax related to dividends	7,224	5,463
Share-based compensation expense	1,711	1,531
Non-GAAP net income	96,575	56,164
Net Income attributable to SouFun Holdings Limited shareholders	102,740	49,170
One-off tax benefit	(15,101)	—
Withholding tax related to dividends	7,224	5,463
Share-based compensation expense	1,711	1,531
Non-GAAP net Income attributable to SouFun Holdings Limited shareholders	96,574	56,164
GAAP earnings per share for Class A and Class B ordinary shares:
Basic	1.31	0.64
Diluted	1.22	0.61
Non-GAAP earnings per share for Class A and Class B ordinary shares:
Basic	1.23	0.73
Diluted	1.15	0.70
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	78,217,258	76,906,873
Diluted	84,240,621	80,532,484

SouFun Holdings Limited

Reconciliation of Non-GAAP and Adjusted EBITDA

(U.S. dollars in thousands)

	Three months ended
	Sep. 30, 2013	Sep. 30, 2012
Non-GAAP Net income	96,575	56,164
Add back:
Interest expense	3,632	2,826
Income tax expenses	22,063	14,579
Depreciation expenses	2,817	1,659
Subtract:
Interest income	(7,532)	(4,995)
Adjusted EBITDA	117,555	70,233